October 2, 2007

Linda Van Doorn, Senior Assistant Chief Accountant

Wilson K. Lee, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	CHDT CORPORATION RESPONSE TO
COMMISSION LETTER, DATED 5 SEPTEMBER 2007
BY FAX (202) 772-9210 & FEDEX PREPAID

Dear Ms. Doorn and Mr. Lee:

Pursuant to the extension allowed by Mr. Wilson K. Lee, this is the timely filed response of CHDT Corporation, a Florida corporation, (“Company”) (SEC File#: 000-28831) to the Commission’s inquiry letter, dated 5 September 2007, (“SEC Letter”) in respect of the Company’s Form 10-KSB Report for the fiscal year ending December 31, 2006 and filed with the Commission on April 17, 2007 (“Form 10K”).

CHDT CORPORATION RESPONSE:

COMMISSION INQUIRY: Item 8A: Controls and Procedures.

1. COMMISSION INQUIRY: We note that you performed an evaluation of the effectiveness of the design and operations of your disclosure controls and procedures. However, it is not clear whether you determined them to be effective or ineffective. Pursuant to Item 307 of Regulation S-B as amended by Release 33-8238: Management’s Reports on Internal Controls over Financial Reporting and Certification of Disclosures in Exchange Act Periodic Reports, effective August 14, 2003, you must conclude whether your disclosure controls and procedures are effective or ineffective. Tell us how you complied with such requirements or advise us. In addition, please correct the reference to a quarterly report on your Form 10KSB.

COMPANY RESPONSE: (a) Correction of Form 10-Q Reference. The Company will file an amendment to Form 10-K with the Commission to correct the reference to the quarterly report.

(b)	Evaluation of Disclosure Controls.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management including the Company’s Chief Executive Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon the evaluation, the Company’s Chief Executive Officer concluded that, as of the end of the period, the Company’s disclosure controls and procedures were effective in timely alerting him to material information relating to the Company required to be in the reports that the Company files and submits pursuant to the Exchange Act. These same officers concluded that the

Company’s controls and procedures were effective in ensuring that the information required by it in reports it files under the Act is managed and communicated to its principal officers in a manner which allows timely decision making regarding required disclosure.

2.        COMMISSION INQUIRY: As disclosed in Note 14, you have restated previously issued financial statements. As a result, please revise your disclosures to describe the effect of the restatement on your officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures. See Item 307 of Regulation S-B. If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers’ conclusions.

COMPANY RESPONSE: The restatement was the result of a miscommunication between Company and local accounting staff and the public auditors (triggered mostly by the senior operations executive misunderstanding of inquiries from the public auditors about the subjects in question) and not, in the opinion of the Company, a result of any defect in the disclosure controls and procedures of the Company.

The Company has undergone a slow but steady evolution in operations: from a company with no operations or staff in fiscal year 2004 to a very small sales operation in fiscal year 2005 and then expanded and diversified operations in 2006 and 2007 fiscal years. The Company has developed, it has consolidated operational staffs, and added professional accounting personnel as part of the ongoing process to review, enhance and adapt disclosure controls and procedures to the changing operations of the Company. As the Company has changed, the disclosure controls and procedures have adapted. As of the date of this letter, the Company has invested considerable sums to produce a highly professional business operation. The Company believes that its disclosure controls and procedures were adequate during each stage of this development and is highly confident that the present unified management supported by accounting and administrative staff has and will maintain effective disclosure controls and procedures.

FINANCIAL STATEMENTS AND NOTES

3. COMMISSION INQUIRY: We note your auditors make reference to the audit of Capstone Industries, Inc. by other auditors. Paragraph 7 of AU Section 543 of the AICPA Codification of Auditing Standards states that when your principle auditor decides to make reference to the audit of another auditor, the opinion paragraph of his report should indicate clearly the division of responsibility between that portion of the financial statements covered by his own audit and that covered by the audit of the other auditor. Please clarify or revise accordingly.

COMPANY RESPONSE: The opinion paragraph will be revised.

4. COMMISSION INQUIRY: Further to our comment above, since your auditors are relying on the work of another auditor, who has furnished their report to you, the audit report of the other auditor should also be presented in your filing in accordance to Rule 2-05 of Regulation S-X. Reference is made to Item 310 of Regulation S-B, which states that your audit report and the qualifications of your independent accountant shall comply with the requirements of Article 2 of Regulation S-X.

COMPANY RESPONSE: The audit report of the other auditors will be included in the revised filing.

5. COMMISSION INQUIRY: We note that you acquired Capstone to expand your customer base. Tell us what consideration was given to allocating a portion of the purchase price to other identifiable intangible assets apart from goodwill such as customer lists and customer relationships. Reference is made to paragraph 39 of SFAS 141 and EITF 02-17.

COMPANY RESPONSE: In reviewing paragraph 39 of SFAS 141, it was determined that customer lists or customer relationships acquired did not arise from contractual or other legal rights, and that they were not capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. Therefore, it was determined not to separate the customer lists or customer relationships from goodwill.

6. COMMISSION INQUIRY: We note you have restated your previously issued financial statements for the correction of an error. Paragraph 26(a) of SFAS 154 requires you to disclose the effect of the correction on each financial statement line item affected for each prior period presented. Please clarify or revise accordingly.

COMPANY RESPONSE: The disclosure has been revised.

7. COMMISSION INQUIRY: Given the fact that you have restated your previously issued financial statements, please file your required Item 4.02 8-K. The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, a statement whether your audit committee or its alternative has discussed this matter with your independent accountants, and a statement of how and when you reflected the restatement.

COMPANY RESPONSE: The required Form 8-K will be filed as soon as practicable. We will endeavor to make the filing within ten (10) days of the date of this letter.

The Company will provide such further information and responses as the Commission requests. Please direct future communications to the undersigned at the above address and contact numbers.

CHDT Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its SEC filings; that staff comments or changes to the disclosures in response to SEC staff comments do not foreclose the SEC from taking any action with respect to such filings; and CHDT Corporation may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gerry McClinton

Gerry McClinton

Chief Operating Officer

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